

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 21, 2009

Mr. Ng Chi Shing
Chief Executive Officer and
Chief Financial Officer
2505-06, 25F Stelux House
698 Prince Edward Road
 E. Kowloon, Hong Kong

> **Re: China Digital Media Corporation
> Form 10-K for the year ended December 31, 2008
> Filed on March 31, 2009 and amended on April 6, 2009
> File no. 0-30212**

Dear Mr. Shing:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008
Report of independent registered public accounting firm, page 20

1.   We note that your auditors are located in North Carolina. It appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China.

Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted.

- Please tell us if another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

- Tell us whether your U.S. auditor performed all of the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Condensed consolidated statements of operations and comprehensive loss for the year ended December 31, 2008 and 2007

2.   Please revise to show the line item "impairment of goodwill", in the year ended December 31, 2008, as an operating expense.

3.   Please revise to show the line item "amortization of convertible debt discount", in the year ended December 31, 2007, as other income (expense)

Note 13- Convertible debentures, page 36

4.   Tell us how you consider the guidance in EITF 98-5 and EITF 00-27 in concluding that no beneficial conversion feature resulted from the issuance of the convertible debentures.

5.   We note you recognized a discount in conjunction with the issuance of the convertible debentures; however, it is unclear how you accounted for the warrants and the valued assigned to them.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director